Exhibit 21.  Subsidiaries of the Registrant

USANA, Inc. has the following wholly owned subsidiaries as of June 27, 1998:

USANA Canada, Inc., an Ontario (Canada) corporation.

USANA Trading Co., Inc., a Barbados corporation

USANA Australia Pty Ltd, an Australian corporation

USANA New Zealand Limited, a New Zealand corporation

USANA Hong Kong, Inc., a Hong Kong corporation


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